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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*


                            Syntroleum Corporation
________________________________________________________________________________
                               (Name of Issuer)


                   Common stock, par value $0.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  871630 10 9
________________________________________________________________________________
                                (CUSIP Number)

                                Kenneth L. Agee
                            Syntroleum Corporation
                              1350 South Boulder
                                  Suite 1100
                          Tulsa, Oklahoma 74119-3295
                                (918) 592-7900
________________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 29, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (SS) 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.


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-----------------------
  CUSIP NO. 871630 10 9
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kenneth L. Agee
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            4,947,604

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,947,604

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,947,604

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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AMENDMENT NO. 4 TO SCHEDULE 13D.

     Kenneth L. Agee ("Mr. Agee") hereby amends and supplements ("Amendment No. 4") his statement on Schedule 13D, as originally filed by Mr. Agee on August 17, 1998 (the "Original Statement"), as amended by Amendment No. 1 filed by Mr. Agee on October 9, 1998 ("Amendment No. 1"), Amendment No. 2 filed by Mr. Agee on January 7, 1999, ("Amendment No. 2") and Amendment No. 3 filed by Mr. Agee on January 19, 1999 ("Amendment No. 3"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Syntroleum Corporation, a Delaware corporation (the "Company"). The Company is the successor to Syntroleum Corporation, a Kansas corporation, as a result of its reincorporation as a Delaware corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D, as amended, is hereby amended to read in its entirety as follows:

     Mr. Agee may be deemed to be the beneficial owner of an aggregate of 4,947,604 shares of Common Stock (approximately 15.2% of the approximately 32,615,909 shares outstanding, determined by reference to the approximately 32,615,909 shares of Common Stock reported in the Company's prospectus supplement dated June 29, 2000 to be outstanding following the issuance of 5,250,000 shares of Common Stock pursuant to the Purchase Agreement (the "Purchase Agreement") filed as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 30, 2000). Mr. Agee has the sole power to vote and dispose of shares of Common Stock directly beneficially owned by him.

     Included in the referenced shares are 58,044 shares of Common Stock owned by his children for which Mr. Agee serves as custodian under the Oklahoma Uniform Transfers to Minors Act. As custodian, Mr. Agee has the sole power to vote and dispose of such shares. As a result, Mr. Agee may be deemed to be the beneficial owner of the shares of Common Stock owned by his children; however, Mr. Agee disclaims the beneficial ownership of the Common Stock owned by his children.

     Also included in the referenced shares are 33,165 shares which Mr. Agee has the right to acquire pursuant to stock options granted by the Issuer to Mr. Agee. These options are presently exercisable by Mr. Agee, and, in accordance with the Securities and Exchange Commission Rule 13d-3, are deemed to be beneficially owned by Mr. Agee because such options are exercisable within 60 days of the filing of this Amendment No. 4. See Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, for a discussion of Mr. Agee's options.

     See Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer for a discussion of Mr. Agee's contribution of 100,000 shares

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of Common Stock to a charitable remainder trust which shares are excluded from the aggregate shares beneficially owned by Mr. Agee set forth above.

     Except as set forth in this Schedule 13D, to the best of his knowledge, Mr. Agee has not effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D, as amended, is hereby amended and supplemented as follows:

     (i) the last sentence to the last paragraph of Item 6 is replaced by the following:

     On February 3, 1999, Mr. Agee was granted options to purchase 35,000 shares of Common Stock. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant of the options at a purchase price of $6.88 per share. These options expire ten years from the date of grant. Since a total of 33,165 shares are exercisable within 60 days of the filing of this Amendment No. 4, Mr. Agee is, in accordance with the Securities and Exchange Commission Rule 13d-3, deemed to be the beneficial owner of such shares and they have been included in the total shares beneficially owned by Mr. Agee as set forth in this Amendment No. 4.

     (ii) the following paragraph is added immediately following the last paragraph of Item 6:

               On June 29, 2000, Mr. Agee entered into an agreement (the "Lock-up Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Goldman, Sachs & Co., J.P. Morgan Securities Inc., Salomon Smith Barney Inc. and Petrie Parkman & Co., Inc. which provides that, during a period of 180 days from the date of the Purchase Agreement, Mr. Agee will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by Mr. Agee or with respect to which Mr. Agee has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; provided that the foregoing restriction does not apply to (i) bona fide pledges of securities as of July 29, 2000 and (ii) intra-family transfers or transfers to trusts for estate planning purposes if

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     the transferee of such securities agrees in writing to be bound by the restrictions contained in the Lock-up Agreement with respect to such securities.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit G.  Letter Agreement by and among Kenneth L. Agee and Merrill
                      Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Salomon Smith Barney Inc. and Petrie Parkman & Co., Inc.

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          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 17, 2000



                              /s/ Kenneth L. Agee
                              ------------------------------------
                              Kenneth L. Agee

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